UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________

FORM 1-K

ANNUAL FINANCIAL REPORT PURSUANT TO REGULATION A
_________________________________

For the Fiscal Year Ended December 31, 2020

Belpointe REIT, Inc.
(Exact name of issuer as specified in its charter)

Commission File Number: 24R-00206

Maryland	83-1314648
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

255 Glenville Road Greenwich, Connecticut 06831
(Full mailing address of principal executive offices)

(203) 622-6000
(Issuer’s telephone number, including area code)

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

FORWARD-LOOKING STATEMENTS

This annual report on Form 1-K (this “Annual Report”) contains forward-looking statements about our business, operations and financial performance, including statements about our plans, strategies and objectives. Our use of words like “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “will” and similar expressions or statements regarding future periods or events are intended to identify forward-looking statements. These statements address our plans, strategies and objectives for future operations, including in relation to future growth and availability of funds, and are based on current expectations which involve numerous risks, uncertainties and assumptions. Assumptions relating to these statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to accurately predict and many of which are beyond our control. Although we believe the assumptions underlying the forward-looking statements, and the forward-looking statements themselves, are reasonable, any of the assumptions could prove to be inaccurate and, therefore, there can be no assurance that these statements will themselves prove accurate and our actual results, performance and achievements may materially differ from those expressed or implied by these statements as a result of numerous factors, including, without limitation, those discussed under the headings “Risk Factors” in our offering circular dated March 26, 2021, as the same may be amended or supplemented from time to time, a copy of which may be accessed here, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Annual Report. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our plans, strategies and objectives, which we consider to be reasonable, will be achieved.

Part II.

Item 1. Business

The Company

In this Annual Report, unless context otherwise requires, references to “we,” “us,” “our” or the “Company” refer to Belpointe REIT, Inc., a Maryland corporation, Belpointe REIT OP, LP, a Delaware limited partnership (our “Operating Partnership”), and our Operating Partnership’s subsidiaries, taken together.

We are a Maryland corporation formed on June 19, 2018 to originate, invest in and manage a diversified portfolio of commercial real estate properties. We are the sole general partner of Belpointe REIT OP, LP. All of our assets are held by, and all of our operations are conducted through our Operating Partnership, either directly or through its subsidiaries. We are externally managed by Belpointe REIT Manager, LLC, a Delaware limited liability company (our “Manager”), an affiliate of our sponsor, Belpointe, LLC (our “Sponsor”).

We are focused on identifying, acquiring, developing or redeveloping and managing commercial real estate located within qualified opportunity zones. At least 90% of our assets consist of qualified opportunity zone property. We qualified as a qualified opportunity fund beginning with our taxable year ended December 31, 2019.

We intend to operate in such a manner as to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. Among other requirements, REITs must distribute at least 90% of their annual REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain) to stockholders. We intend to qualify as a REIT for U.S. federal income tax purposes on such date as determined by our board of directors, taking into consideration factors such as the timing of our ability to generate cash flows, our ability to satisfy the various requirements applicable to REITs and our ability to maintain our status as a qualified opportunity fund. See “Note 2 – Summary of Significant Accounting Policies – Income Taxes” in our consolidated financial statements included elsewhere in this Annual Report for additional details regarding REIT taxation.

Our Manager

We are externally managed by our Manager. Pursuant to the terms of a management agreement (the “Management Agreement”) between the Company, our Operating Partnership and our Manager, we have delegated to our Manager the authority to implement our investment strategy, subject to oversight by our Board. Our Manager manages our day-to-day operations. A team of real estate professionals, acting through our Manager, makes all decisions regarding the selection, negotiation, financing and disposition of our investments, subject to the limitations in our operating agreement. Our Manager also provides asset management, marketing, investor relations and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our invested capital.

Our Manager is an affiliate of our Sponsor. Pursuant to a support agreement (the “Support Agreement”) between our Manager and our Sponsor, our Sponsor provides our Manager with the personnel, services and resources necessary for our Manager to perform its obligations and responsibilities under the Management Agreement. Each of our executive officers is an employee or officer of our Sponsor. To the extent that we acquire more investments, we anticipate that the number of our Sponsor’s employees who devote time to our matters will increase.

Investment Strategy

We are focused on the identification, acquisition and development or redevelopment of properties located within “opportunity zones.” At least 90% of our assets consist of qualified opportunity zone properties. We qualified as a “qualified

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opportunity fund” beginning with our taxable year ended December 31, 2019. Because we are a qualified opportunity fund, certain of our investors are eligible for favorable capital gains tax treatment on their investments.

Our initial investments consist of and are expected to continue to consist of properties for the construction and/or renovation of multifamily, student housing, senior living, healthcare, industrial, self-storage, hospitality, mixed-use, data center and solar projects located throughout the United States (collectively, the “qualified opportunity zone investments”) located throughout the United States and its territories. We anticipate our future operations will include the acquisition and development or redevelopment of a wide range of commercial properties located throughout the United States, as well as the acquisition of real estate-related assets, including debt and equity securities issued by other real estate companies, with the goal of increasing distributions and/or capital appreciation. We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. The Company may, at any time and without stockholder approval, cease to be a qualified opportunity fund and acquire assets that do not qualify as qualified opportunity zone investments. There is no prohibition in our charter on the amount or percentage of our assets that may be invested in a single property. Initially, we expect to have a limited number of properties and up to 100% of our assets may be invested in a single property.

Investment Objectives

Our primary investment objectives are:

•	to preserve, protect and return invested capital;
•	to pay attractive and consistent cash distributions;
•	to grow net cash from operations so that an increasing amount of cash flow is available for distributions to stockholders over the long term; and
•	to realize growth in the value of our investments.

Competition

We face competition from various entities for investment opportunities in properties, including other REITs, qualified opportunity funds, pension funds, insurance companies, investment funds and companies, partnerships and developers. In addition to third-party competitors, other programs sponsored by our Sponsor, Manager and their respective affiliates, especially those with investment strategies that may be similar to ours, may compete with us for investment opportunities.

Many of these entities have greater access to capital to acquire properties than we have. We also face significant competition in leasing available properties to prospective tenants and in re-leasing space to existing tenants. Competition from these entities may reduce the number of suitable investment opportunities offered to us or increase the bargaining power of property owners seeking to sell, thereby increasing the price that we may be required to pay for qualified properties. The lack of available debt on reasonable terms or at all could result in further reduction of suitable investment opportunities and create a competitive advantage for other entities that have greater financial resources that we do. Additional real estate funds, vehicles and REITs with similar investment objectives to ours may be formed in the future by other unrelated parties. This competition may cause us to acquire properties and other investments at higher prices or by using less-than-ideal capital structures, in which case our returns could be lower and the value of our assets may not appreciate or may decrease significantly below the amount we paid for such assets.

In the face of this competition, we believe that we will benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience and capabilities as a fund manager. These competitive advantages include:

•	Our Sponsor’s experience and reputation as a seasoned real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and manage portfolio assets;
•	Our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire;
•	Our Sponsor’s acquisition experience, which includes seeking, underwriting and evaluating real estate deals in multifamily and mixed-use properties in various locations throughout the United States and in a variety of market conditions; and
•	Our Sponsor’s asset management experience, which includes actively monitoring each investment through critical property management, leasing, renovation and disposition activities.

Employees

We have no employees and do not expect to have any employees in the foreseeable future. We are externally managed by our Manager, which conducts all our operations and makes all of our investment decisions, subject to the oversight and direction of our Board.

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Legal Proceedings

As of December 31, 2020, we were not a party, as plaintiff or defendant, in any legal proceedings. However, it is possible that from time to time we may become involved in various lawsuits, claims and other legal proceedings arising in the ordinary course of our business.

Risk Factors

An investment in our common stock involves substantial risks. You should carefully consider the risks discussed under the heading “Risk Factors” in our offering circular dated March 26, 2021, as the same may be amended or supplemented from time to time, a copy of which may be accessed here, together with all of the other information contained in this Annual Report including the consolidated financial statements and the related notes. The risks and uncertainties discussed in our offering circular are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements and related notes thereto included elsewhere in this Annual Report. In addition to historical data, this discussion contains forward-looking statements about our business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those in this discussion as a result of various factors, including but not limited to those factors discussed under the heading “Risk Factors” in our offering circular dated March 26, 2021, as the same may be amended or supplemented from time to time, a copy of which may be accessed here.

Our Offering

On February 11, 2019, we qualified an initial public offering of our common stock, par value $0.01 per share, with the Securities and Exchange Commission (“SEC”) under Regulation A (the “Offering”). We expect to offer up to $75,000,000 in shares of our common stock on a “best efforts” basis in any rolling 12-month period. We intend effectively to conduct a continuous offering of the maximum number of shares of our common stock that we are permitted to sell pursuant to Regulation A over an unlimited time period by filing a new offering statements prior to the end of the three-year period described in Rule 251(d)(3) of Regulation A. We reserve the right extend our Offering term to the extent permissible under applicable law or terminate it at any time.

As of December 31, 2020 and 2019, we accepted gross Offering proceeds of approximately $83,643,000 and approximately $40,631,000, respectively, from settled subscriptions in the Offering (including the $10,000 received in a private placement to our Sponsor). As of March 26, 2021 we are continuing to offer up to $26,139,700 in shares under the Offering.

The initial per share purchase price in our Offering was set at $100 per share, an amount that was arbitrarily determined by our Manager. As of the date of this Annual Report, the per share purchase price in our Offering remains at $100 per share. The per share purchase price of our Offering is subject to adjustment every fiscal quarter as of January 1st, April 1st, July 1st and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter) and is equal to our net asset value (“NAV”), divided by the number of shares of our common stock outstanding as of the end of the prior fiscal quarter on a fully diluted basis (NAV per share).

Our OTCQX Quotation

On November 26, 2019, our common stock was approved for quotation on the OTCQX under the ticker symbol “BELP.” The OTCQX is the top tier of the three market tiers that comprise OTC Link ATS, an alternative trading system and electronic inter-dealer quotation system that displays quotes, last sale prices and volume information in exchange-listed securities, for over-the-counter equity securities, foreign equity securities and certain corporate debt securities.

Our Investments

We are closely monitoring the impact of the COVID-19 pandemic on all aspects of our business and across our investment portfolio. While we did not experience any disruptions during the year ended December 31, 2020 from the COVID-19 outbreak, we are unable to predict the impact that COVID-19 will have on our financial condition, results of operations and cash flows due to numerous uncertainties.

The Sarasota Property – Sarasota, Florida

On November 8, 2019, BPOZ 1991 Main, LLC, a Delaware limited liability company, a majority-owned subsidiary of our Operating Partnership, completed the acquisition of a 5.3-acre site, consisting of an 808-space parking garage and a 250,000 square foot two story former shopping mall located in Sarasota, Florida (the “Sarasota Property”), for a purchase price of approximately $20,701,000, inclusive of transaction costs and deferred financing fees.

We funded the acquisition costs, inclusive of related fees and transaction costs, with proceeds from our offering and a $12,000,000 secured loan from First Florida Integrity Bank (the “Acquisition Loan”). The Acquisition Loan has an eighteen-month term and is payable in consecutive monthly payments of interest only, with the outstanding principal balance plus any accrued and

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unpaid interest due upon maturity. The Acquisition Loan bears interest at a fixed rate of 4.75% per annum and is guaranteed by our Chief Executive Officer and President.

The Sarasota Property will be redeveloped into a 418-apartment home community consisting of one-bedroom, two-bedroom and three-bedroom apartments, with approximately 50,000 square feet of retail space located on the first two levels. We anticipate that the Sarasota Property will consist of two high-rise buildings with 7-stories in the front and 10-stories in the rear, each building will have a clubroom, fitness center, center courtyards with swimming pools and rooftop terraces as well as a leasing office. The Sarasota Property is located in downtown Sarasota, less than one mile from Route 41 and five miles from Interstate 75, with shopping, dining and arts all within walking distance. There is an existing 808-space parking garage included as part of the Sarasota Property, to which we anticipate adding an additional 125 plus surface spaces and on-street spaces. See “Note 4 – Real Estate, Net” in our consolidated financial statements included elsewhere in this Annual Report for additional details regarding our acquisition of the Sarasota Property.

The UConn Investment – Mansfield, Connecticut

On March 20, 2020, BPOZ 497 Middle Holding, LLC, a Connecticut limited liability company (“BPOZ 497”), and our indirect majority-owned subsidiary, originated an approximately $2,481,000 preferred equity investment in CMC Storrs SPV, LLC, a Connecticut limited liability company (“CMC”). CMC holds a property owned by a consortium of investors located in the University of Connecticut’s main campus in Mansfield, Connecticut (the “UConn Investment”). We funded the acquisition costs, inclusive of related fees and transaction costs, with proceeds from our offering.

On February 15, 2021, BPOZ 497 notified CMC of its election to terminate its interest in CMC. Pursuant to the terms of its limited liability company agreement, CMC is obligated to redeem BPOZ 497’s preferred equity plus interest thereon.

Short-Term Secured Loan Transaction

On October 28, 2020, we lent Belpointe PREP, LLC, a Delaware limited liability company (“Belpointe PREP”) and related party to our Sponsor, $35,000,000 pursuant to the terms of a secured promissory note (the “First Secured Note”). On February 16, 2021, we also lent Belpointe PREP an additional $24,000,000 pursuant to the terms of a second secured promissory note (the “Second Secured Note” and, together with the First Secured Note, the “Secured Notes”). The Secured Notes bear interest at a rate of 0.14%, are due and payable on June 30, 2021 and are secured by all of the assets of Belpointe PREP. Belpointe PREP used the proceeds from the First Secured Note to make three qualified opportunity zone investments and intends to use the proceeds from the Second Secured Note to make certain additional qualified opportunity zone investments.

Redemption Plan

We previously adopted a stockholder redemption plan whereby, on a quarterly basis, subject to certain restrictions and limitations, our stockholders would be able to have their shares of common stock redeemed by us by making a written request at least 15 business days prior to the end of the quarter. On November 6, 2020, our Board unanimously voted to suspend the redemption plan.

For the period ended November 6, 2020 and the year ended December 31, 2019, we did not receive any stockholder redemptions requests under the redemption plan.

Results of Operations

Revenue

We commenced operations on May 16, 2019. For the years ended December 31, 2020 and 2019, revenue totaled approximately $165,000 and $70,000, respectively. Revenues increased by approximately $95,000 during 2020 as compared to 2019, primarily from the lease revenues and parking garage income related to our Sarasota Property.

Expenses

Property Expenses

For the years ended December 31, 2020 and 2019, property expenses totaled approximately $985,000 and $179,000, respectively. Property expenses increased by approximately $806,000 during 2020 as compared to 2019, of which approximately $360,000 of the increase consisted of asset management fees to our Manager and the remaining $447,000 consisted of property expenses, real estate taxes, utilities and insurance expenses incurred in relation to our Sarasota Property.

General and Administrative

For the years ended December 31, 2020 and 2019, general and administrative expenses totaled approximately $1,200,000 and $277,000, respectively. General and administrative expenses increased by approximately $923,000 during 2020 as compared to 2019 and related primarily to employee cost sharing expenses (pursuant to the terms of the Management Agreement with our Manager and the development management agreement with our development manager), marketing and advertising expenses, professional fees and other fees and expenses associated with the organization and operation of our business.

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Abandoned Pursuit Expense

For the years ended December 31, 2020 and 2019, abandoned pursuit expenses totaled approximately $7,000 and $68,000, respectively. Abandoned pursuit expenses decreased by approximately $61,000 during 2020 as compared to 2019 and consisted of expenses related to acquisitions which we no longer deemed probable.

Depreciation Expense

For the years ended December 31, 2020 and 2019, depreciation expense totaled approximately $348,000 and $58,000, respectively. Depreciation expense increased by approximately $290,000 during 2020 as compared to 2019 and is related to our Sarasota Property.

Equity Investments in Unconsolidated Joint Venture

For the year ended December 31, 2020, equity in net income from an unconsolidated joint venture of approximately $164,000 consisted of the preferred equity return we earned on our UConn Investment. Our preferred equity return is recorded on a quarter lag. There were no comparable preferred equity returns earned for the year ended December 31, 2019.

Interest Expense

For the years ended December 31, 2020 and 2019, interest expense totaled approximately $69,000 and $32,000, respectively. Interest expense increased by approximately $37,000 during 2020 as compared to 2019 and consisted of mortgage interest related to our Sarasota Property.

Cash Flows

The following table provides a breakdown of the net change in our cash and cash equivalents and restricted cash (amounts in thousands):

	For the year ended December 31, 2020	For the year ended December 31, 2019
Cash flows used in operating activities	$(1,669)	$(389)
Cash flows used in investing activities	(44,710)	(21,904)
Cash flows provided by financing activities	44,636	48,769
Net (decrease) increase in cash and cash equivalents and restricted cash	$(1,743)	$26,476

As of December 31, 2020 and 2019, cash and cash equivalents and restricted cash totaled approximately $24,743,000 and $26,486,000, respectively.

Cash flows used in operating activities for the year ended December 31, 2020 primarily relates to the asset management fees and employee cost sharing expenses (pursuant to the terms of the management agreement) as well as the operation of our Sarasota Property. Cash flows provided by operating activities for the year ended December 31, 2019 primarily relates to conducting our Offering and sourcing and originating qualified opportunity zone investment opportunities.

Cash flows used in investing activities for the year ended December 31, 2020 relate to the Belpointe PREP Secured Note as well as our UConn Investment and development of our Sarasota Property. Cash flows used in investing activities for the year ended December 31, 2019 relates to the acquisition and development of our Sarasota Property.

Cash flows provided by financing activities for the year ended December 31, 2020 and 2019 primarily relates to Offering proceeds from issuance of common stock. In addition, during the year ended December 31, 2019, we received proceeds from debt financing relating to our Sarasota Property.

Liquidity and Capital Resources

We require capital to fund our investment activities, pay our Offering and operating fees and expenses, and pay our outstanding indebtedness. We anticipate our Offering and operating fees and expenses will include, among other things, the management fee we pay to our Manager, legal, audit and valuation expenses, regulatory filing fees, printing expenses, transfer agent fees, marketing and distribution expenses and fees related to identifying, acquiring, developing or redeveloping and managing our portfolio of commercial real estate properties and real estate related assets. We do not have any office or personnel expenses as we do not have any employees.

We will obtain the capital resources required to identify, acquire, develop or redevelop and manage a diversified portfolio of commercial real estate properties and real estate related assets primarily from the net proceeds of our Offering, and any future offerings that we may conduct, secured or unsecured financings from banks and other lenders and undistributed cash flow from operations. Having only completed a portion of our ongoing offering, we may face challenges related to ensuring that we have adequate capital resources on a long-term basis. Moreover, the economic effects of the COVID-19 pandemic may make it more difficult for us to obtain secured or unsecured financings from banks and other lenders for our investments on attractive terms or at all.

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Our Manager and its affiliates, including our Sponsor, have funded our capital resources on a short-term basis by advancing us substantially all of our organization, operation and Offering expenses pursuant to the terms of our Management Agreement and the Support Agreement. We expect our Manager and its affiliates, including our Sponsor, to continue to fund our short-term capital resource needs through advancement of reimbursable expenses until such time as we have sufficient funds to pay such costs and expenses. For the years ended December 31, 2020 and 2019, we incurred zero and $172,000, respectively, in reimbursable organization expenses to our Sponsor and Manager.

We are dependent on the net proceeds from our Offering to conduct our operations. Having only completed a portion of our ongoing Offering, we may face challenges related to ensuring that we have adequate capital resources on a long-term basis. If we are unable to raise additional funds from our Offering, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific investments we acquire. Further, we have certain direct and indirect operating expenses, including certain expenses as a publicly traded company, regardless of whether we are able to raise additional fund from our Offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of available capital resources, reducing our capacity to generate income and limiting our ability to make distributions.

We may employ leverage in order to provide more capital to fund our investment activities. We believe that careful use of conservatively structured leverage will help us to achieve our diversification goals and potentially enhance our investment returns. Our targeted aggregate property-level leverage, excluding any debt at the Company level or on assets under development or redevelopment, after we have acquired a substantial portfolio of stabilized investments, is between 50-70% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. As we are acquiring, developing and redeveloping our investments, we may employ greater leverage on individual assets. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. An example of property-level leverage is a mortgage loan secured by an individual property or portfolio of properties incurred or assumed in connection with our acquisition of such property or portfolio of properties. An example of debt at the Company level is a line of credit obtained by us or our Operating Partnership. As of December 31, 2020, we had one secured loan outstanding in the amount of $12,000,000.

Trend Information

The outbreak of COVID-19 and efforts by governmental and other authorities to contain the spread of the virus through lockdowns of cities, business closures, restrictions on travel and emergency quarantines, among others, and responses by businesses and individuals to reduce the risk of exposure to infection, including reduced travel, cancellation of meetings and events, and implementation of work-at-home policies, among others, have resulted in significant disruptions to global economic and market conditions and triggered a period of global economic slowdown.

The COVID-19 outbreak presents material uncertainty and risk with respect to the Company’s future performance and future financial results, such as the potential to negatively impact occupancy at our properties, our financing arrangements, our costs of operations, the value of our investments and laws, regulations and governmental and regulatory policies applicable to the Company. Given the evolving nature of the COVID-19 outbreak, the extent to which it may impact our future performance and future financial results will depend on future developments, including the duration and severity of the pandemic, the uneven impact to certain industries, advances in testing, treatment and prevention, the effectiveness and efficiency of distribution of vaccines, the recovery time of the disrupted supply chains and industries, the impact of labor market interruptions, the macroeconomic impact of government measures to contain the spread of the virus and related government stimulus measures, among others, all of which remain highly uncertain at this time and as a result we are unable to estimate the impact that the COVID-19 outbreak may have on our future financial results at this time. Management continuously reviews our investment and financing strategies to optimize our portfolio and reduce our risk in the face of the rapid development and fluidity of this situation.

Over the short term, we remain cautiously optimistic about the opportunity to acquire investments offering attractive risk-adjusted returns in our targeted investment markets. However, we recognize disruptions in financial markets can occur at any time. By targeting qualified opportunity zone investments, we believe we will remain well positioned, as compared to our competitors, in the event current market dynamics deteriorate.

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Off-Balance Sheet Arrangements

The table below summarizes our debt and off-balance sheet arrangements as of December 31, 2021 (amount in thousands).

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Debt - Principal	$12,000	$12,000	$—	$—	$—
Operating lease commitments (1)	863	137	726	—	—
Interest on borrowings	239	239	—	—	—
	$13,102	$12,376	$726	$—	$—

(1)	See “Note 4 – Real Estate, Net” in our consolidated financial statements included elsewhere in this Annual Report for additional details regarding our operating lease commitments.

Recent Developments

Our Offering

From the period of January 1, 2021 through April 1, 2021 we accepted gross Offering proceeds of $16,549,000. We expect to continue to offer shares of our common stock until we raise the rolling 12-month maximum offering amount under Regulation A.

Our NAV per Share

On April 1, 2021, our Board approved our Manager’s determination of our NAV at $100.00 per share of common stock. Our Manager determined our NAV based on the estimated value of each of our commercial real estate assets and investments and our cash and cash equivalents available for investment and operations.

The minimum investment amount for initial purchases of shares of our common stock is 100 shares, or $10,000 based on our NAV as of April 1, 2021, provided that our Manager has the discretion to accept smaller investments.

Item 3. Directors and Officers

Executive Officers and Directors

We operate under the direction of our Board, the members of which are accountable to us and our stockholders as fiduciaries. Our Board has retained our Manager, pursuant to the terms of the Management Agreement, to direct the management of our business and affairs, manage our day-to-day affairs, and implement our investment strategy, subject to our Board’s supervision. The current Board members are Brandon Lacoff, Martin Lacoff, Shawn Orser, Dean Drulias and Ronald Young, Jr.

Pursuant to the terms of the Management Agreement, our Manager is required to provide us with a portion of our management team, including our Chief Executive Officer, along with appropriate support personnel. Pursuant the terms of the Sponsor Agreement, our Sponsor provides our Manager with the personnel, services and resources necessary for our Manager to perform its obligations and responsibilities under the Management Agreement. Each of our executive officers is an employee or officer of our Sponsor. Our Manager, and the employees and officers of our Sponsor are only required to devote such time to our business and affairs is necessary and appropriate commensurate with the level of our activity.

Our Manager performs its duties and responsibilities pursuant to the Management Agreement. Our Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our stockholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

As of the date of this annual report, the executive officers of the Company and their positions and offices are as follows:

Name	Age	Position Held
Brandon E. Lacoff	46	Chairman of the Board, Chief Executive Officer and President
Martin Lacoff	73	Vice Chairman of the Board, Chief Strategic Officer and Principal Financial Officer
Dean Drulias	74	Director
Shawn Orser	46	Director
Ronald Young Jr.	46	Director

The address of each executive officer and director listed is 255 Glenville Road, Greenwich, Connecticut 06831. Set forth below is biographical information with respect to our directors.

Brandon Lacoff, Esq.

Brandon E. Lacoff has been our Chairman of the Board, Chief Executive Officer and President since our founding in June 2018. Mr. Lacoff is the Founder of Belpointe, a private equity investment firm, and has been Belpointe’s Chief Executive Officer since its founding in 2011. From 2004 to 2011, Mr. Lacoff was a Managing Director and the Co-Founder of Belray Capital, a Greenwich, Connecticut based real estate and investment firm, which was acquired by Belpointe in 2011. Belpointe is known for such developments as its luxury residential developments in Greenwich (Beacon Hill of Greenwich) to its class A apartments in Norwalk,

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Connecticut (The Waypointe District) and Stamford, Connecticut (Baypointe). Belpointe owns several operating businesses throughout the region, including Belpointe Asset Management LLC, a financial asset management firm that manages over $2 billion in tradable securities. Mr. Lacoff and his executive team bring financial strength, operational expertise and investing discipline to its portfolio of investments. Mr. Lacoff currently serves as the Chairman of the Board of Directors for Belpointe Multifamily Development Fund I, LP, a real estate private equity fund. Mr. Lacoff holds a Juris Doctor degree and a Master of Business Administration from Hofstra University and a bachelor’s degree in Finance from Syracuse University. Mr. Lacoff was selected as a director because of his ability to lead our company and his detailed knowledge of our strategic opportunities, challenges, competition, financial position and business.

Martin Lacoff

Martin Lacoff has been our Vice Chairman of the Board and Chief Strategic Officer since our founding in June 2018 and Principal Financial Officer since April 2020. Mr. Lacoff is an entrepreneur with over 45 years’ experience in successfully starting, developing and operating businesses within the securities, real estate, and natural resources industries. His considerable professional experience includes former Vice-Chairman and Co-Founder of Walker Energy Partners, one of first publicly traded Master Limited Partnership (MLP) that he brought public; and former Chairman, Founder and General Securities Principal of LaClare Securities, Inc., a NASD broker dealer. Mr. Lacoff was also formerly Vice President of institutional equities at Mitchell Hutchins and later Paine Webber. Mr. Lacoff previously served as a Director of Fortune Natural Resources Corporation, a public company that was listed on the American Stock Exchange and is currently on the Board of Directors of the Lion’s Foundation of Greenwich, a charitable organization dedicated to helping the blind and visually impaired. Since 2012, Mr. Lacoff has served as a Board of Director for Belpointe Multifamily Development Fund I, LP, where he helps in real estate investment decisions. Mr. Lacoff is an engineer by training, having graduated from Rensselaer Polytechnic Institute and has a Master of Business Administration in Finance from the Simon Business School at University of Rochester. Mr. Lacoff was selected to serve as a director because of his extensive investment and financial experience and detailed knowledge of our acquisition and operational opportunities and challenges.

Dean Drulias, Esq.

Dean Drulias has been a member of our Board since November 2019. Since 2002, Mr. Drulias has been practicing private law in Westlake Village, California. Mr. Drulias formerly served as Director, Corporate Secretary and General Counsel of Fortune Natural Resources Corporation, a public oil and gas exploration and production services company that was listed on the American Stock Exchange. Mr. Drulias was also a stockholder and a practicing attorney at the law firm of Burris, Drulias & Gartenberg, where he specialized in the areas of energy, environmental and real property law. Mr. Drulias received his undergraduate degree from the University of California Berkley and has a Juris Doctor degree from Loyola Law School. Mr. Drulias is a member of the California and Texas State Bars. Mr. Drulias was selected as a director because of his senior executive officer and board service experience.

Shawn Orser

Shaw Orser has been a member of our Board since November 2019. Since 2009, Mr. Orser has been the President of Seaside Financial & Insurance Services, a San Diego, California based investment advisory firm. Mr. Orser began his career in finance supporting an Index Arbitrage desk at RBC Dominion Securities, then moved to Merrill Lynch where he worked on the trading desk for the Equity Linked Products Group. Thereafter, he then joined Titan Capital, a New York City based hedge fund where he traded equity derivatives, then worked as a proprietary trader for Remsemberg Capital trading equity and option strategies. Afterwards, he moved to the retail side of the investment management business with Northwestern Mutual, then later joined Seaside Financial & Insurance Services. Mr. Orser earned his bachelor’s degree in Finance from Syracuse University. Mr. Orser was selected as a director because of his extensive investment and finance experience.

Ronald Young, Jr.

Ronald Young, Jr. has been a member of our Board since November 2019. Since 2010, Mr. Young has been the President and Co-founder of Tri-State LED, a subsidiary of Revolution Lighting Technologies (NASDAQ: RVLT), which provides LED solutions to commercial, industrial and municipal organizations. Prior to 2010, Mr. Young was a managing director and co-founder of Belray Capital, a Greenwich, Connecticut based real estate and investment firm, which was later acquired by Belpointe. Mr. Young has also held several positions in the investment and financial industry with MAC Pension Inc., Strategies for Wealth Strategies (an agency of The Guardian Life Insurance Company of America), and AG Edwards & Sons Inc. (now Wells Fargo Advisors). Ron earned his undergraduate degree from the University of Connecticut. Mr. Young was selected as a director because of his extensive investment and real estate development experience.

Advisory Board

Our Board has created an Advisory Board to provide it and the Manager advice regarding, among other things, potential investments, general market conditions and debt and equity financing opportunities. The Advisory Board consists of Patrick Brogan, and Fred Stoleru. The members of the Advisory Board will not participate in meetings of our Board of Directors unless specifically invited to attend. The Advisory Board will meet at such times as requested by our Board of Directors or our Manager. The members of the Advisory Board can be appointed and removed and the number of members of the Advisory Board may be increased or decreased by the Manager at any time and for any reason. The appointment and removal of members of the Advisory Board do not require

8

approval of the Company’s stockholders. Set forth below is biographical information with respect to the initial members of the Advisory Board.

Patrick Brogan

Patrick Brogan has been a member of our Advisory Board since November 2019. Mr. Brogan is the President of BB Land Holdings, a private real estate investment company, and an Officer of the Black-Brogan Foundation, a family foundation focused on empowerment through education. Mr. Brogan’s has extensive background in data networking, as he was an early employee at Breakaway Solutions, Blade Logic, Egenera, and Fuze. Over the years Mr. Brogan’s role ranged from Engineering to Sales, to Investor, and ultimately Board of Directors. Mr. Brogan’s extensive business background made him into an expert investor and advisor to early-stage businesses. Mr. Brogan holds a bachelor’s degree from Boston College.

Fred Stoleru

Fred Stoleru has been a member of our Advisory Board since November 2019. Mr. Stoleru is a Principal with Blackburn Point Realty, the real estate affiliate of Hepco Capital Management, LLC, a private investment firm that seeks to make controlled investments in diverse business sectors, particularly real estate, middle market private operating companies, and energy and financial companies. Prior to Blackburn, Mr. Stoleru was the President and Chief Executive Officer of Atlas Resources LLC and Vice President of the general partner of Atlas Growth Partners, L.P., which owns and operates natural gas drilling partnerships. In addition to experience at Atlas, Mr. Stoleru has a considerable professional experience that includes serving as Vice President of Business Development at Resource Financial Institutions Group, Inc., a Principal of NPV/Direct Invest, an Associate at the Capital Transactions Group of the Shorenstein Company, and an Investment Banking Associate with JP Morgan Investment Management. Mr. Stoleru received a Master’s of Business Administration degree from Georgetown University and a Bachelor of Science degree in business from the University of Delaware.

Director Independence

We determine director independence in accordance with the OTCQX rules which provide that an “independent director” is a person other than an executive officer or employee of the Company or any other person having a relationship with the Company which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The OTCQX rules provide that a director cannot be considered independent if:

•	the director is, or at any time during the past three years was, an employee of the Company;
•	the director or a family member of the director accepted any compensation from the company in excess of $120,000 during any fiscal year within the three years preceding the determination of independence (subject to certain exemptions, including, among other things, compensation for board or board committee service); or
•	the director is a family member of a person who is, or at any time during the past three years was, an executive officer of the Company.

Under the foregoing definition, each of Messrs. Drulias, Orser and Young are independent directors.

Family Relationships

Brandon Lacoff, our Chairman of the Board, Chief Executive Officer and President, is the son of Martin Lacoff, our Vice Chairman of the Board, Chief Strategic Officer and Principal Financial Officer. There are no other family relationships among our executive officers or directors.

Involvement in Certain Legal Proceedings

None of our current executive officers or directors has, during the past five years:

•	has had any bankruptcy petition filed by or against the business or property of such person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time; or
•	has been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses).

Compensation of Members of our Board and Advisory Board

Our Board has the authority to fix the compensation of all members of our Board and Advisory Board and may pay compensation to directors for services rendered to us in any other capacity. A member of our Board who is also an employee of our Manager or our Sponsor is referred to as an employee director. Employee directors will not receive compensation for serving on our Board.

We will fix and review the compensation of our non-employee directors and Advisory Board members on an annual basis. Any fees paid to our non-employee directors and Advisory Board members may be paid in cash, shares of our stock or a combination

9

of the two. We will also reimburse each of our directors and Advisory Board members for travel expenses incurred in connection with attendance at meetings, if any.

For the years ended December 31, 2020 and 2019, we did not make any payments to the members of our Board or Advisory Board. As of December 31, 2020 we have accrued approximately $23,000 for compensation payable to our non-employee directors.

Compensation of our Executive Officers

We do not currently have any employees, nor do we currently intend to hire any employees who will be compensated directly by us. Each of the executive officers of our Manager also serves as an executive officer of the Company. Each of these individuals receives compensation for his services, including services performed for us on behalf of our Manager, from the Manager. As executive officers of our Manager, these individuals will serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we will indirectly bear the costs of the compensation paid to these individuals, through fees we pay to our Manager, we do not intend to pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, see the heading “Management Compensation” in our offering circular dated March 26, 2021, as the same may be amended or supplemented from time to time, a copy of which may be accessed here.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets forth, as of April 1, 2021, information regarding the number and percentage of shares of common stock owned by each of our directors, each of our executive officers, all of our directors and executive officers as a group, and any person known to us to be the beneficial owner of more than 10% of our outstanding shares of common stock. As of April 1, 2021, we had 1,001,926 shares of common stock issued and outstanding and we accepted gross offering proceeds of $100,192,600.

Beneficial ownership is determined in accordance with the rules of the SEC. A person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest. To our knowledge, except as otherwise set forth in the notes to the following table, each person named in the table has sole voting and investment power with respect to all of the securities shown as beneficially owned by such person, subject to applicable community property laws. Unless otherwise specified, the address for each of the persons named below is c/o Belpointe REIT, Inc., 255 Glenville Road, Connecticut 06831.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
Directors and Officers
Brandon E. Lacoff (1)	101	*	%
Martin Lacoff (2)	11	*	%
All directors and officers as a group	112	*	%

10% Stockholders
—	—	—%

*	Represents less than 1% of our outstanding common stock.
(1)	Belpointe, LLC, our Sponsor, owns 101 shares common stock, and Brandon E. Lacoff, the manager of our Sponsor, may be deemed to share voting and dispositive power with respect to the shares of common stock held by our Sponsor.
(2)	The shares of common stock are owned by M&C III Partners. Mr. Lacoff shares investment and voting power with respect to the shares of common stock with his spouse.

Item 5. Interest of Management and Others in Certain Transactions

Short-Term Secured Loan Transaction

On October 28, 2020, we lent Belpointe PREP, LLC, a Delaware limited liability company (“Belpointe PREP”) and related party to our Sponsor, $35,000,000 pursuant to the terms of a secured promissory note (the “First Secured Note”). On February 16, 2021, we lent Belpointe PREP an additional $24,000,000 pursuant to the terms of a second secured promissory note (the “Second Secured Note” and, together with the First Secured Note, the “Secured Notes”). The Secured Notes bear interest at a rate of 0.14%, are due and payable on June 30, 2021 and are secured by all of the assets of Belpointe PREP. Belpointe PREP used the proceeds from the First Secured Note to make three qualified opportunity zone investments and intends to use the proceeds from the Second Secured Note to make certain additional qualified opportunity zone investments.

10

See “Note 3 – Related Party Arrangements” in our consolidated financial statements included elsewhere in this Annual Report for additional details regarding certain other transactions between the Company and our Manager and its affiliates, including our Sponsor.

Item 6. Other Information

None

11

Item 7. Financial Statements

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Belpointe REIT, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Belpointe REIT, Inc. (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years ended December 31, 2020 and 2019, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Citrin Cooperman & Company, LLP

We have served as the Company’s auditor since 2018.

New York, New York

April 2, 2021

F-2

Belpointe REIT, Inc.
Consolidated Balance Sheets
(in thousands, except share and per share data)

	December 31, 2020	December 31, 2019
Assets
Real estate
Land	$1,580	$1,580
Building and improvements	10,427	10,427
Real estate under construction	13,476	8,669
Total land, building and improvements	25,483	20,676
Accumulated depreciation	(406)	(58)
Real estate, net	25,077	20,618
Due from affiliates	35,033	—
Cash and cash equivalents	24,499	25,658
Investment in real estate	3,043	—
Stockholder funds receivable	1,878	3,650
Other assets	4,322	4,954
Total assets	$93,852	$54,880

Liabilities
Debt, net	$11,991	$11,964
Due to affiliates	396	2,398
Accounts payable, accrued expenses and other liabilities	958	654
Total liabilities	13,345	15,016

Commitments and contingencies

Stockholders’ Equity
Preferred stock, $0.01 par value, 100,000,000 authorized; no issued and outstanding at December 31, 2020 and 2019	—	—
Common stock, $0.01 par value, 900,000,000 authorized; 836,432 and 406,306 shares issued and outstanding at December 31, 2020 and 2019, respectively	8	4
Additional paid-in capital	83,314	40,404
Accumulated deficit	(2,815)	(544)
Total stockholders’ equity	80,507	39,864
Total liabilities and stockholders’ equity	$93,852	$54,880

See accompanying notes to consolidated financial statements.

F-3

Belpointe REIT, Inc.
Consolidated Statements of Operations
(in thousands, except share and per share data)

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
Revenue
Lease revenue	$87	$59
Other real estate revenue	78	11
Total revenue	165	70

Expenses
Property expenses	985	179
General and administrative	1,200	277
Abandoned pursuit expense	7	68
Depreciation expense	348	58
Total expenses	2,540	582

Other expense
Equity in net income from unconsolidated joint venture	164	—
Interest expense	(69)	(32)
Other income	9	—
Total other expense	104	(32)

Net loss attributable to Belpointe REIT, Inc.	$(2,271)	$(544)
Loss per share of common stock (basic and diluted)
Net loss per share of common stock	$(4.55)	$(8.20)
Weighted-average shares of common stock outstanding	498,923	66,327

See accompanying notes to consolidated financial statements.

F-4

Belpointe REIT, Inc.
Consolidated Statement of Changes in Stockholders’ Equity
(in thousands, except share and per share data)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount
Balance at December 31, 2018	100	—	10	—	10
Activity for the year ended December 31, 2019
Issuance of common stock	406,206	4	40,617	—	40,621
Offering costs	—	—	(223)	—	(223)
Net loss	—	—	—	(544)	(544)
Balance at December 31, 2019	406,306	$4	$40,404	$(544)	$39,864
Activity for the year ended December 31, 2020
Issuance of common stock	430,126	4	43,009	—	43,013
Offering costs	—	—	(99)	—	(99)
Net loss	—	—	—	(2,271)	(2,271)
Balance at December 31, 2020	836,432	$8	$83,314	$(2,815)	$80,507

See accompanying notes to consolidated financial statements.

F-5

Belpointe REIT, Inc.
Consolidated Statement of Cash Flows
(in thousands, except share and per share data)

	Year Ended December 31, 2020	Year Ended December 31, 2019
Cash flows from operating activities
Net loss	$(2,271)	$(544)
Adjustments to net loss
Depreciation and amortization	375	62
Equity in earnings of unconsolidated joint venture	(164)	—
Amortization of above-market ground lease intangible	(46)	(7)
Increase in due to affiliates	63	220
Net change in other operating assets	122	(154)
Net change in other operating liabilities	252	34
Net cash used in operating activities	(1,669)	(389)

Cash flows from investing activities
Short-term loan to affiliate	(35,000)	—
Investment in real estate	(2,848)	—
Acquisitions of real estate	—	(20,650)
Development of real estate	(6,862)	(1,254)
Net cash used in investing activities	(44,710)	(21,904)

Cash flows from financing activities
Proceeds from shares issued	44,785	36,970
Payment of offering costs	(149)	(161)
Proceeds from debt financing	—	12,000
Payment of financing costs	—	(40)
Net cash provided by financing activities	44,636	48,769

Change in cash and cash equivalents and restricted cash during the year
Net (decrease) increase in cash and cash equivalents and restricted cash	(1,743)	26,476
Cash and cash equivalents and restricted cash, beginning of year	26,486	10
Cash and cash equivalents and restricted cash, end of year	$24,743	$26,486

Cash paid during the year for interest, net of amount capitalized	$35	$16

Reconciliation of cash, cash equivalents and restricted cash at end of year
Cash and cash equivalents	$24,499	$25,658
Restricted cash	244	828
Total cash, cash equivalents, and restricted cash	$24,743	$26,486

Supplemental disclosure of non-cash investing and financing activities
Development costs (Note 4)	$(499)	$(413)
Due to affiliates (Note 3)	$(55)	$(2,178)
Unsettled shares of common stock (Note 7)	$1,878	$3,650
Offering costs (Note 2)	$(23)	$(61)

See accompanying notes to consolidated financial statements.

F-6

Belpointe REIT, Inc.
Notes to Consolidated Financial Statements

Note 1 – Organization and Business Purpose

Belpointe REIT, Inc. (together with its subsidiaries, the “Company,” “we,” “us,” or “our”) was formed on June 19, 2018, as a Maryland corporation. The Company was organized to concentrate our early operations on the identification, acquisition, development or redevelopment and management of commercial real estate located within “qualified opportunity zones.” At least 90% of our assets consist of qualified opportunity zone property, which enables us to be classified as a “qualified opportunity fund” as defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”). We qualified as a qualified opportunity fund beginning with our taxable year ended December 31, 2019.

All of our assets are held by, and all of our operations are conducted through, our wholly owned subsidiary Belpointe REIT OP, LP (the “Operating Partnership”), either directly or through its subsidiaries. We intend to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes on such date as determined by our board of directors (“Board”), taking into consideration factors such as the timing of our ability to generate cash flows, our ability to satisfy the various requirements applicable to REITs and our ability to maintain our status as a qualified opportunity fund.

The Company is externally managed by Belpointe REIT Manager, LLC (the “Manager”), an affiliate of our sponsor, Belpointe, LLC (the “Sponsor”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

On February 11, 2019, we qualified an initial public offering of our common stock, par value $0.01 per share, with the Securities and Exchange Commission (“SEC”) under Regulation A (the “Offering”). We expect to offer up to $75,000,000 in shares of our common stock on a “best efforts” basis in any rolling 12-month period. We intend effectively to conduct a continuous offering of the maximum number of shares of our common stock that we are permitted to sell pursuant to Regulation A over an unlimited time period by filing a new offering statements prior to the end of the three-year period described in Rule 251(d)(3) of Regulation A. We reserve the right extend our Offering term to the extent permissible under applicable law or terminate it at any time.

The initial purchase price per share of common stock in our Offering was set at $100 per share, an amount that was arbitrarily determined by our Manager. As of December 31, 2020, the per share purchase price in our Offering remained at $100 per share. The per share purchase price of our Offering is subject to adjustment every fiscal quarter as of January 1st, April 1st, July 1st and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter) and is equal to our net asset value (“NAV”), divided by the number of shares of our common stock outstanding as of the end of the prior fiscal quarter on a fully diluted basis (NAV per share).

From the period beginning May 16, 2019, the date aggregate subscription proceeds exceeded the minimum offering amount of $2,000,000, through December 31, 2019, we accepted gross proceeds of approximately $40,631,000 from selling 406,306 shares of common stock in the Offering. During the year ended December 31, 2020, we accepted gross proceeds of approximately $43,013,000 from selling 430,126 shares of common stock in the Offering.

The first closing on our Offering was held in June 2019 and we acquired our first investment on November 8, 2019.

As of December 31, 2020, the Company was authorized to issue up to 900,000,000 shares of common stock and 100,000,000 shares of preferred stock, par value $0.01 per share. As of December 31, 2020, the Company had 836,432 shares of common stock issued and outstanding.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature.

Basis of Consolidation

The accompanying consolidated financial statements reflect all of our accounts, including those of our controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated.

We have evaluated our economic interest in entities to determine if they are deemed to be variable interest entities (a “VIE”) and whether the entities should be consolidated. An entity is a VIE if it has any one of the following characteristics: (i) the entity does not have enough equity at risk to finance its activities without additional subordinated financial support; (ii) the at risk equity holders, as a group, lack the characteristics of a controlling financial interest; or (iii) the entity is structured with non-substantive voting rights. The distinction between a VIE and other entities is based on the nature and amount of the equity investment and the rights and obligations of the equity investors. Fixed price purchase and renewal options within a lease, as well as certain decision-making rights within a loan or joint-venture agreement, can cause us to consider an entity a VIE. Limited partnerships and other similar entities that operate as a partnership will be considered VIEs unless the limited partners hold substantive kick-out rights or participation rights.

F-7

Significant judgment is required to determine whether a VIE should be consolidated. We review all agreements and contractual arrangements to determine whether (i) we or another party have any variable interests in an entity, (ii) the entity is considered a VIE, and (iii) which variable interest holder, if any, is the primary beneficiary of the VIE. Determination of the primary beneficiary is based on whether a party (a) has the power to direct the activities that most significantly impact the economic performance of the VIE, and (b) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.

As of December 31, 2020 and 2019, we considered two entities and one entity, respectively, to be VIE’s of which one was consolidated as of both dates, as we are considered the primary beneficiary. The following table presents the financial data in the consolidated balance sheets as of December 31, 2020 and 2019 (amounts in thousands):

	December 31, 2020	December 31, 2019
Land	$1,580	$1,580
Building and improvements	10,427	10,427
Real estate under construction	13,446	8,669
Accumulated depreciation	(406)	(58)
Cash and cash equivalents	1,967	24,552
Other assets	4,273	4,921
Total assets	$31,287	$50,091

Liabilities
Debt, net	$11,991	$11,964
Due to affiliates	55	2,178
Accounts payable, accrued expenses and other liabilities	718	534
Total liabilities	$12,764	$14,676

As of December 31, 2020, we had one unconsolidated investment in real estate deemed to be a VIE, with a net carrying amount of $3,043,000, which we account for under the equity method of accounting. We do not consolidate this investment because power is shared and we are not the primary beneficiary; however, the nature of our involvement in these activities allows us to exercise significant influence. Our maximum exposure to loss in this entity is limited to our investment. There were no unconsolidated VIEs as of December 31, 2019. We allocate income or loss utilizing the hypothetical liquidation book value method, based on the change in our claim of the investment in real estate under the entity’s operating agreement at period end after adjusting for any distributions or contributions made during such period. We use this method because of the difference between the distribution rights and priorities set forth in the operating agreement and what is reflected by the underlying percentage ownership interests of the investment in real estate.

An interest in a VIE requires reconsideration when an event occurs that was not originally contemplated. Each reporting period we will reassess whether there are any reconsideration events that require us to reconsider our determination of whether an entity is a VIE and whether it should be consolidated.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jump Start Our Business Startups Act of 2012 (“JOBS Act”). Under Section 107 of the JOBS Act, emerging growth companies are permitted to use an extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company, or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, this consolidated financial statement may not be comparable to the consolidated financial statements of companies that comply with public company effective dates.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could materially differ from those estimates.

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real estate properties, we determine whether a transaction is a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the assets acquired are not a business, we account for the transaction as an asset acquisition. We capitalize acquisition-related costs and fees associated with our asset acquisitions, and expense acquisition-related costs and fees associated with business combinations.

It is our policy to allocate the purchase price of properties to acquired tangible assets, consisting of land, buildings, fixtures and improvements, and identified intangible lease assets and liabilities, consisting of the value of above-market and below-market

F-8

leases, as applicable, the other value of in-place leases, certain development rights and the value of tenant relationships, based in each case on their fair values. The fair value of the tangible assets of an acquired property is determined by valuing the property as if it were vacant, which value is then allocated to land, buildings and improvements based on management’s determination of the fair values of these assets. We measure the aggregate value of other intangible assets acquired based on the difference between the property valued (i) with existing in-place leases, adjusted to market rental rates, and (ii) as if vacant. Other factors considered include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions and costs to execute similar leases.

We consider information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. We estimate costs to execute similar leases including leasing commissions and legal and other related expenses to the extent that such costs have not already been incurred in connection with a new lease origination as part of the transaction. In connection with the purchase of real property for development use, development rights are often transferred from one party to another to provide additional density. This transfer of rights allows an entity to permit, construct and develop additional dwelling units. Accordingly, we allocate a portion of the purchase price to these development right intangible assets based on the value attributed to the land of which we do not hold title to but are provided density transfer rights over. These rights are amortized to amortization expense over the useful life based on the respective contract. If the rights are transferred in perpetuity and there are no legal, regulatory, contractual, competitive, economic or other factors that limit its useful life, we consider the intangible asset indefinite-lived and therefore do not amortize.

The total amount of other intangible assets acquired are further allocated to in-place lease values and customer relationship intangible values based on management’s evaluation of the specific characteristics of each tenant’s lease and our overall relationship with that respective tenant. We consider the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors. We amortize the value of in-place leases to depreciation and amortization expense over the initial term of the respective leases. The value of customer relationship intangibles will be amortized to expense over the initial term in the respective leases, but in no event will the amortization periods for the intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and customer relationship intangibles would be charged to expense in that period.

The values of acquired above-market and below-market leases are determined based on the Company’s experience and the relevant facts and circumstances that existed at the time of the acquisitions and are recorded based on the present values (using discount rates which reflect the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the leases negotiated and in place at the time of acquisition of the properties, and (ii) our estimate of fair market lease rates for the property or equivalent property. Such valuations include consideration of the non-cancellable terms of the respective leases (as well as any applicable below market renewal options). The values of above and below-market leases associated with the original non-cancelable lease term are amortized to rental income over the terms of the respective non-cancelable lease periods. The portion of the values of the leases associated with below-market renewal options, that are likely to be exercised, are amortized to rental income over the respective renewal periods.

The determination of the fair value of the assets and liabilities acquired requires the use of significant assumptions with regard to current market rental rates, discount rates and other variables.

Real Estate

Real estate is carried at cost, less accumulated depreciation, and consist of land, building and improvements and construction in process (costs incurred during development). Expenditures which improve or extend the useful life of the assets are capitalized, while expenditures for maintenance and repairs, which do not extend lives of the assets, are charged to expense.

Deprecation is calculated using the straight-line method based on the estimated useful lives of the respective assets (not to exceed 40 years).

Project costs directly related to the construction and development of real estate projects (including but not limited to interest and related loan fees, property taxes, insurance and legal costs) are capitalized as a cost of the project. Indirect project costs that relate to several projects are capitalized and allocated to the projects to which they relate. Pertaining to assets under development, capitalization begins when both direct and indirect project costs have been made and it is probable that development of the future asset is probable. Capitalization of project costs will cease when the project is considered substantially completed and occupied, or ready for its intended use (but no later than one year from cessation of major construction activity). Upon substantial completion, depreciation of these assets will commence. If discrete portions of a project are substantially completed and occupied and other portions have not yet reached that stage, the substantially completed portions are accounted for separately. We allocate costs incurred between the portions under construction and the portions substantially completed and only capitalize those costs associated with the portion under construction.

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Abandoned Pursuit Costs

Pre-development costs incurred in pursuit of new development opportunities which the Company deems to be probable are capitalized in other assets. If the development opportunity is not probable or the status of the project changes such that it is deemed no longer probable, construction costs incurred are expensed. As of December 31, 2020 and 2019, pre-development costs in pursuit of new development opportunities capitalized were approximately $10,000. During the year ended December 31, 2020 and 2019, the Company expensed approximately $7,000 and $68,000, respectively, of costs to abandoned pursuit costs in the consolidated statement of operations, relating to development pursuits that were no longer deemed probable.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held in major financial institutions, cash on hand and liquid investments with original maturities of three months or less. Cash balances may at times exceed federally insurable limits per institution, however, the Company deposits its cash and cash equivalents with high credit-quality institutions to minimize credit risk exposure.

Restricted Cash

Restricted cash is presented within other assets on our consolidated balance sheets and primarily consists of security deposits and amounts required to be reserved pursuant to lender agreements. As of December 31, 2020 and 2019, restricted cash was approximately $244,000 and $828,000, respectively.

Stockholder Funds Receivable

Stockholder funds receivable consists of shares that have been issued with subscriptions that have not yet settled. As of December 31, 2020 and 2019, there was approximately $1,878,000 and $3,650,000, respectively, in subscriptions that had not yet settled. All of these funds were settled as of the date of this report. Stockholder funds receivable are carried at cost which approximates fair value.

Other Assets and Liabilities

Other assets in the consolidated financial statements include our intangible assets, prepaid expenses, restricted cash balances, accounts receivable, utility deposits and transaction costs pertaining to our deal pursuits. We include prepaid rent, security deposits payable and intangible liabilities in accounts payable, accrued expenses and other liabilities in the consolidated financial statements.

Organization, Offering and Related Costs

Our Manager and its affiliates, including our Sponsor, have paid various costs and expenses on behalf of the Company, including all costs incurred in connection with our organization and the qualification and offering of our shares of common stock. Offering expenses include, without limitation, legal, accounting, printing, mailing and filing fees and expenses, costs in connection with preparing sales materials, design and website expenses, fees and expenses of our escrow agent and transfer agent, fees to attend retail seminars and reimbursements for customary travel, lodging, meals and entertainment expenses associated therewith.

The Company expenses organization costs incurred. Offering costs, when incurred, will be charged to stockholders’ equity against the gross proceeds of our Offering. The Company became liable to reimburse the Manager and its affiliates, including our Sponsor, once the first closing was held in connection with our Offering, which occurred in June 2019. As of December 31, 2020 and 2019, Offering costs incurred as a component of stockholder’s equity, were approximately $322,000 and $223,000, respectively.

Revenue Recognition

Revenue is recognized in accordance with the transfer of goods and services to customers at an amount that reflects the consideration that the Company expects to be entitled to for those goods and services. During the years ended December 31, 2020 and 2019, the Company recognized approximately $78,000 and $11,000, respectively, of parking garage related revenues pursuant to a perpetual easement agreement. The majority of the Company’s revenue is currently derived from fixed retail rental income, which is accounted for under Accounting Standards Codification (“ASC”) 840, Leases, whereby the Company recognizes rental income on a straight-line basis over the noncancelable term of the lease.

Income Taxes

The Company intends to qualify as a REIT for U.S. federal income tax purposes on such date as determined by our Board, taking into consideration factors such as the timing of our ability to generate cash flows, our ability to satisfy the various requirements applicable to REITs and our ability to maintain our status as a qualified opportunity fund. The Company expects to have little or no taxable income prior to qualifying as a REIT. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent we distribute qualifying dividends to our stockholders. If the Company fails to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for U.S. federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially and adversely affect the Company’s net income and net cash available for distribution to stockholders.

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Loss per Share

Our outstanding stock is limited to common shares. Loss per share represents both basic and dilutive per-share amounts for all periods presented in the consolidated financial statements. Basic and diluted loss per share is calculated by dividing Net loss attributable to the Company by the weighted-average number of common shares outstanding during the year.

Valuation of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between marketplace participants at the measurement date under current market conditions (i.e., the exit price).

We categorize our financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board issued Accounting Standards Update 2016-02, Leases, which is codified in ASC 842, Leases, and supersedes current lease guidance in ASC 840, Leases. The update amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. The standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. As an emerging growth company, we are permitted, and have elected, to use an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. For private companies, ASC 842 will be effective for annual reporting periods beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

Risks and Uncertainties

The spread of COVID-19 has caused significant disruptions to the global economy and normal business operations worldwide, and the duration and severity of the effects are currently unknown. The rapid development and fluidity of the COVID-19 situation precludes any forecast as to its ultimate impact. Nevertheless, COVID-19 presents material uncertainty and risk with respect to the Company’s performance and financial results, such as the potential to negatively impact to financing arrangements, increase costs of operations, change laws or regulations, and add uncertainty regarding government and regulatory policy. We are closely monitoring the potential impact of COVID-19 on all aspects of our business.

Note 3 – Related Party Arrangements

On October 28, 2020, we lent Belpointe PREP, LLC, a Delaware limited liability company (“Belpointe PREP”) and related party to our Sponsor, $35,000,000 pursuant to the terms of a secured promissory note (the “First Secured Note”). The First Secured Note bears interest at a rate of 0.14%, is due and payable on June 30, 2021 and is secured by all of the assets of Belpointe PREP. Belpointe PREP used the proceeds from the loan to make certain qualified opportunity zone investments. During the year ended December 31, 2020, interest income earned on the First Secured Note was approximately $9,000.

The Manager and its affiliates, including our Sponsor, will receive fees or reimbursements in connection with our Offering and the management of our investments.

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The following table presents a summary of fees paid and expenses reimbursed to the Manager and its affiliates in accordance with the terms of the relevant agreements (amounts in thousands):

	December 31, 2020	December 31, 2019
Amounts Included in the Consolidated Statements of Operations
Costs incurred by the Manager and its affiliates (1)	$507	$130
Asset Management fees	433	73
Director compensation	23	—
	963	203
Other capitalized costs
Development fee and reimbursements (1)	$525	$3,173

(1)	Includes reimbursements for allocable share of salaries, benefits, and overhead of personnel.

The following table presents a summary of amounts included in Due from affiliates in the consolidated financial statements (amounts in thousands):

	December 31, 2020	December 31, 2019
Amounts Due from affiliates
First Secured Note, including accrued interest, from Belpointe PREP	$35,009	$—
Other	24	—
	$35,033	$—

The following table presents a summary of amounts included in Due to affiliates in the consolidated financial statements (amounts in thousands):

	December 31, 2020	December 31, 2019
Amounts Due to affiliates
Development fees (1)	$—	$2,173
Employee Cost Sharing and reimbursements (1)	216	130
Asset management fees	157	73
Organization and offering costs	—	17
Other transaction related reimbursements (2) (3)	23	5
	$396	$2,398

(1)	Includes wage, overhead and other reimbursements to the Manager and its affiliates.
(2)	Includes director’s compensation of approximately $23,000 as of December 31, 2020. We did not incur such fees as of December 31, 2019.
(3)	Includes acquisition-related transaction costs of zero and approximately $5,000 as of December 31, 2020 and 2019, respectively.

Organization Offering and Offering Expenses

The Manager and its affiliates, including our Sponsor, will be reimbursed for organization and offering expenses incurred in conjunction with our organization and Offering, as well as actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, whether or not the Company ultimately acquires or originates the investment. We will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. In addition, we will reimburse our Sponsor and Manager for expenses incurred for our allocable share of the salaries, benefits and overhead of personnel providing services to us pursuant to a shared services agreement between the Company, the Manager and the Sponsor. See “Note 2 – Summary of Significant Accounting Policies – Organization, Offering and Related Costs.” During the year ended December 31, 2020, the Manager and its affiliates paid organization and operating expenses on our behalf of approximate $15,000 and $107,000, respectively. During the year ended December 31, 2019, the Manager and its affiliates paid organization and offering costs on our behalf of approximate $70,000 and $102,000, respectively, of which we repaid approximately $155,000. Organization costs incurred during the years ended December 31, 2020 and 2019 were zero and approximately $75,000, respectively, and are included in general and administrative expenses in our consolidated statement of operations.

Asset Management Fee

Subject to the oversight of our Board, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for the origination, selection, evaluation, structuring, acquisition, financing and development of our commercial real estate properties, real estate-related assets, including debt and equity securities issued by other real estate companies within our investment objectives and policies.

The Manager is entitled a quarterly asset management fee of one-fourth of 0.75% to be paid in cash. Asset management fees were based on our Offering proceeds at the end of each quarter until 12 months following the commencement of the Offering, and

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thereafter were based on our NAV at the end of each prior quarter. Asset management fees are included in property expenses in the consolidated statement of operations.

Property Management Oversight Fee

Our Manager, Sponsor or an affiliate of our Manager or Sponsor, will be paid an annual property management oversight fee, to be paid by the individual subsidiaries of our Operating Partnership, equal to 1% of the revenue generated by the applicable property.

Distributions Participation

Our Manager will be issued a management interest equal to 5% of our outstanding capital stock, subject to anti-dilution protection. As a result, at any time we make a distribution to our stockholders, other than distributions representing a return of capital, whether from continuing operations, net sale proceeds or otherwise, our Manager will be entitled to receive 5% of the aggregate amount of such distribution.

Development Fee

Affiliates of our Sponsor are entitled to receive (i) development fees on each project in an amount that is usual and customary for comparable services rendered to similar projects in the geographic market of the project, and (ii) reimbursements for its expenses, such as employee compensation and other overhead expenses incurred in connection with the project.

In relation to our Sarasota Property, as defined and described in more detail in Note 4 below, a development fee of 4% of total project costs will be charged throughout the course of the project, of which one half was due at the close of the acquisition and is included in real estate under construction in our consolidated balance sheet as of December 31, 2020. As of December 31, 2020, all upfront development fees have been paid. During the year ended December 31, 2020, we incurred employee reimbursement expenditures to the development manager of approximately $324,000, of which approximately $207,000 is included in real estate under construction in our consolidated balance sheet and approximately $117,000 in general and administrative expenses in our consolidated statement of operations. As of December 31, 2020 and 2019, approximately $55,000 and $2,173,000, respectively, remained due and payable to our affiliates for development fees and employee reimbursement expenditures related to the Sarasota Property.

Economic Dependency

Under various agreements, the Company has engaged the Manager and its affiliates, including in certain cases the Sponsor, to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company, including accounting services and investor relations. As a result of these relationships, the Company is dependent upon the Manager and its affiliates, including the Sponsor. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Note 4 – Real Estate, Net

Acquisitions of real estate

On March 20, 2020, BPOZ 497 Middle Holding, LLC, a Connecticut limited liability company (“BPOZ 497”), and our indirect majority-owned subsidiary, originated an approximately $2,481,000 preferred equity investment in CMC Storrs SPV, LLC, a Connecticut limited liability company (“CMC”). CMC holds a property owned by a consortium of investors located in the University of Connecticut’s main campus in Mansfield, Connecticut (the “UConn Investment”). The Company anticipated partnering with a codeveloper to develop the property into an approximately 250 apartment home community commencing in 2021. The UConn Investment is accounted for under the equity method of accounting as we exercise significant influence; however, we are not the primary beneficiary. We have elected to record the UConn Investment on a one quarter lag.

On November 8, 2019, BPOZ 1991 Main, LLC, a Delaware limited liability company, a majority-owned subsidiary of our Operating Partnership, completed the acquisition of a 5.3-acre site, consisting of an 808-space parking garage and a 250,000 square foot two story former shopping mall located in Sarasota, Florida (the “Sarasota Property”) for a total cost of approximately $20,701,000, inclusive of transaction costs and deferred financing fees of approximately $761,000 and $40,000, respectively. This acquisition was deemed to be an asset acquisition and all transaction costs were capitalized. The purchase price was allocated to land, building, real estate under construction, intangible assets and above-market ground lease liability of approximately $1,580,000, $10,427,000, $4,806,000, $3,947,000 and $99,000, respectively. All related assets and liabilities, including identifiable intangibles, were recorded at their relative fair values based on the purchase price and acquisition costs incurred. The operating leases acquired are principally short-term in nature and expire in less than12 months. A portion of the purchase price was funded by a $12,000,000 secured loan at a fixed annual rate of 4.75% and term to maturity of 18 months.

Depreciation expense for the years ended December 31, 2020 and 2019 was approximately $348,000 and $58,000, respectively.

Intangible assets recorded at acquisition, noted above, are included in other assets on the balance sheet and consist of land development rights of $3,424,000 (which have a perpetual legal and economic life) and a ground lease purchase option of $523,000

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which we are intending to exercise before July 2022. The above-market ground lease liability recorded at acquisition, noted above, is included in accounts payable, accrued expenses and other liabilities on the consolidated balance sheet and will be amortized over the remaining lease term of approximately three years. During the years ended December 31, 2020 and 2019 amortization of above-market ground lease intangibles was approximately $46,000 and $7,000, respectively, and is included in property expenses in the consolidated statement of operations.

Real Estate Under Construction

The following table provides the activity of our Real Estate Under Construction (amounts in thousands):

	December 31, 2020	December 31, 2019
Beginning balance	$8,669	$—
Land held for development	—	4,806
Capitalized funds (1)	4,263	3,804
Capitalized interest	544	59
	$13,476	$8,669

(1)	Includes direct and indirect project costs incurred during the years ended December 31, 2020 and 2019 of approximately $1,086,000 and $147,000, respectively, as well as development fees and employee reimbursement expenditures incurred of approximately $525,000 and $3,173,000 during the years ended December 31, 2020 and 2019, respectively.

Note 5 – Debt, Net

Debt, net consists of one non-recourse mortgage loan held with an unrelated third party and is collateralized by the assignment of real property with a carrying value of approximately $28,969,000 and $24,472,000 at December 31, 2020 and 2019, respectively, related to our Sarasota Property. Our sole mortgage loan outstanding as of December 31, 2020 has a balance of $12,000,000 (excluding deferred financing cost net of accumulated amortization of approximately $9,000) and bore a fixed annual interest rate of 4.75% and a term to maturity of 18 months. The loan is interest only, as no principal payments are required to be made until maturity.

Note 6 – Fair Value of Financial Instruments

As of December 31, 2020, the Company’s significant financial instruments consist of one non-recourse mortgage loan (See Note 5), which is considered Level 3 in the fair value hierarchy and the carrying value approximates fair value as of December 31, 2020 and 2019. We estimated that our other financial assets and liabilities had fair values that approximated their carrying values as of December 31, 2020 and 2019.

Note 7 – Loss Per Share and Equity

Basic and Diluted Loss Per Share

Our Amended and Restated Articles of Incorporation (our “Charter”) authorizes the issuance of up to 900,000,000 shares of common stock at $0.01 par value per share and 100,000,000 shares of preferred stock at $0.01 par value per share.

During the years ended December 31, 2020 and 2019, the basic and diluted weighted-average common shares outstanding was 498,923 and 66,327, respectively. During the years ended December 31, 2020 and 2019, net loss attributable to common stockholders was $2,271,000 and $544,000, respectively, and the loss per basic and diluted share was ($4.55) and ($8.20), respectively.

Proceeds from certain of the shares that we sold are held by our market-makers and are considered unsettled until such time as all contingencies have been removed. At December 31, 2020 and 2019, our market-makers held 18,781 and 36,502, respectively, of our common shares and $1,878,000 and $3,650,000, respectively, was recorded as a Stockholder funds receivable on our consolidated balance sheets relating to such shares.

Note 8 – Stockholder Redemption Plan

The Company has adopted a stockholder redemption plan whereby, on a quarterly basis, subject to certain restrictions and limitations, stockholders have their shares of common stock redeemed. Redemptions may be made upon written request to the Company at least 15 business days prior to the end of the applicable quarter. The Company intends to provide notice of redemption by the last business day of each quarter, with an effective redemption date as of the last day of each quarter (the “Redemption Date”).

Share repurchases under the stock redemption plan will be affected at a repurchase price equal to the Company’s NAV per share for the quarter in which the Redemption Date occurs.

In addition, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect the Company’s operations and its non-redeemed stockholders, to prevent an undue burden on the Company’s liquidity, to preserve the Company’s status as a REIT (once qualified as a REIT), following any material decrease in the Company’s NAV, or for any other reason. The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve the Company’s status as a REIT (for example, if a redemption request would cause a

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non-redeeming stockholder to violate the ownership limits in the Company’s Charter or if a redemption constitutes a “dividend equivalent” redemption that could give rise to a preferential dividend issue, to the extent applicable). Therefore, a stockholder may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

For the years ended December 31, 2020 and 2019, there were no redemption requests.

Note 9 – Commitments and Contingencies

As of the date of filing this Annual Report on Form 1-K, the Company is not subject to any material litigation nor is the Company aware of any material litigation threatened against it.

Note 10 – Subsequent Events

Loan

On February 16, 2021, we lent Belpointe PREP $24,000,000 pursuant to the terms of a second secured promissory note (the “Second Secured Note”). The Second Secured Note bears interest at a rate of 0.14%, is due and payable on June 30, 2021 and is secured by all of the assets of Belpointe PREP. Belpointe PREP has and will continue to use the proceeds from the loan to make certain qualified opportunity zone investments.

Offering

From the period of January 1, 2021 through April 1, 2021, we accepted gross offering proceeds of approximately $16,549,000.

Preferred equity interest redemption

On February 15, 2021, BPOZ 497 notified CMC of its election to terminate its interest in CMC. Pursuant to the terms of its limited liability company agreement, CMC is obligated to redeem BPOZ 497’s preferred equity plus interest thereon. As of the date of this Annual Report, BPOZ 497’s preferred equity interest of approximately $3,230,000, inclusive of interest, has not been redeemed and will continue to accrue interest at the rate of 12% per annum until redeemed.

Our NAV per Share

On April 1, 2021, our Board approved our Manager’s determination of our net asset value (“NAV”) at $100.00 per share of common stock. Our Manager determined our NAV based on the estimated value of each of our commercial real estate assets and investments and our cash and cash equivalents available for investment and operations.

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Item 8. Exhibits

Exhibit No.	Description
2.1*	Form of Articles of Amendment and Restatement (incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A/A (File No. 024-10923) filed with the SEC on December 6, 2018).
2.2*	Form of Amended and Restated Bylaws (incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A/A (File No. 024-10923) filed with the SEC on December 6, 2018).
4.1*	Form of Subscription Package (incorporated by reference to Appendix B to the Company’s Offering Statement on Form 1-A (File No. 024-10923) filed with the SEC on December 6, 2018).
6.1*	Form of Agreement of Limited Partnership of Belpointe REIT OP, LP (incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A/A (File No. 024-10923) filed with the SEC on December 6, 2018).
6.2*	Form of Management Agreement by and among Belpointe REIT, Inc., Belpointe REIT OP, LP and Belpointe REIT, Manager, LLC (incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A/A (File No. 024-10923) filed with the SEC on December 6, 2018).
6.3*	Form of Employee and Cost Sharing Agreement by and between Belpointe, LLC and Belpointe REIT Manager, LLC (incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A/A (File No. 024-10923) filed with the SEC on December 6, 2018).
6.5*	Amendment to Purchase Agreement, dated August 26, 2019, by and between BBC Plaza, LLC, Biter Building, LLC and Belpointe Investments, LLC (incorporated by reference to Exhibit 6.5 to the Company’s Annual Report on Form 1-K (File No. 024R-00206) filed with the SEC on April 3, 2020).
6.6*	Second Amendment to Purchase Agreement, dated August 28, 2019, by and between BBC Plaza, LLC, Biter Building, LLC and Belpointe Investments, LLC (incorporated by reference to Exhibit 6.6 to the Company’s Annual Report on Form 1-K (File No. 024R-00206) filed with the SEC on April 3, 2020).
6.7*	Third Amendment to Purchase Agreement, September 4, 2019, by and between BBC Plaza, LLC, Biter Building, LLC, Belpointe Investments, LLC and BP OZ 1991 Main, LLC (incorporated by reference to Exhibit 6.7 to the Company’s Annual Report on Form 1-K (File No. 024R-00206) filed with the SEC on April 3, 2020).
6.8*	Membership Interest Sales Agreement, dated March 20, 2020, by and between CMC QOF I, LLC and BPOZ 497 Middle Holdings, LLC (portions of this exhibit have been omitted pursuant and are subject to confidential treatment) (incorporated by reference to Exhibit 6.8 to the Company’s Current Report on Form 1-U (File No. 024R-00206) filed with the SEC on August 13, 2020).
6.9*	Belpointe PREP, LLC Secured Promissory Note (incorporated by reference to Exhibit 6.9 to the Company’s Current Report on Form 1-U (File No. 024R-00206) filed with the SEC on November 9, 2020).
6.10*	Belpointe PREP, LLC Secured Promissory Note (incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U (File No. 024R-00206) filed with the SEC on February 22, 2021).
11.2**	Consent of Citrin Cooperman & Company, LLP
*	Filed previously.
**	Filed herewith.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Greenwich Connecticut on April 2, 2021.

Belpointe REIT, Inc.

By:	/s/ Brandon E. Lacoff
Brandon E. Lacoff
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Brandon E. Lacoff	Chairman of the Board and Chief Executive Officer	April 2, 2021
Brandon E. Lacoff	(Principal Executive Officer)

/s/ Martin Lacoff	Vice Chairman of the Board, Chief Strategic Officer and Principal Financial Officer	April 2, 2021
Martin Lacoff	(Principal Financial Officer)